UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

For the month of October, 2003

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  |X|                     Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

         Yes  |_|                           No  |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes  |_|                           No  |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  |_|                           No  |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

      1. Press Release dated October 20, 2003 announcing the sale of an optical molecular imaging system to Novartis; and

      2. Press Release dated October 21, 2003 announcing the outcome of the annual shareholders meeting of the Company, which was held on October 20, 2003.

[Form 6-K Signature Page]

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ART ADVANCED RESEARCH
                                        TECHNOLOGIES INC.
                                        (Registrant)


                                        By (s) Sebastien Gignac
                                           -------------------------------------
                                           Name:  Sebastien Gignac
                                           Title: Vice President, Corporate
                                                  Affairs, Secretary and General
                                                  Counsel

Dated: November 24, 2003

[LOGO]                                                         press information
GE Medical Systems
--------------------------------------------------------------------------------

[LOGO] ART

                                                  For more information, contact:

                                                             Marshall Poindexter
                                                              GE Medical Systems
                                                                  (262) 513-4016

                                                                    Nadia Martel
                                         ART Advanced Research Technologies Inc.
                                                                  (514) 832-0777

FOR IMMEDIATE RELEASE

          ART AND GE MEDICAL SYSTEMS ANNOUNCE SALE OF OPTICAL MOLECULAR
                           IMAGING SYSTEM TO NOVARTIS

MONTREAL, Canada, and WAUKESHA, Wis. - (October 20, 2003) - ART Advanced Research Technologies Inc. (ART) (TSX "ARA") and GE Medical Systems, a unit of General Electric Company (NYSE: GE), are pleased to announce the sale of the pre-clinical optical molecular imager, SAMI(TM), to Novartis Pharma AG. SAMI(TM) is exclusively distributed worldwide by GE Medical Systems.

"ART is very pleased to announce the sale of a SAMI(TM) device to Novartis," said Micheline Bouchard, President and Chief Executive Officer of ART. "Novartis is a world leader in the research and development of products to protect and improve health and well-being and we are proud that they have chosen to work with SAMI(TM)," added Ms. Bouchard.

"After having tested ART's SAMI(TM) device thoroughly in Montreal, we are absolutely convinced that this optical system will fulfill all our needs and wishes," said Dr. Bobby Gremlich, Optical Spectroscopy and Imaging Unit at Novartis Pharma AG. "Therefore, Novartis is not only looking forward to having this unique device in our laboratories soon, but we are also proud of being the first industrial lab using the SAMI(TM) device," added Dr. Gremlich.

ART's system, called the Small Animal Molecular Imager (SAMI(TM)), is an optical fluorescence molecular imaging device developed to help pharmaceutical companies and research laboratories to better understand disease and reduce the development cycle for new drugs.

"Whether our customers are evaluating new drugs, investigating biological processes, or understanding disease progression, they recognize the value of SAMI(TM)'s unique position to accurately quantify fluorophore concentration to advance their research," said Eric Stahre, General Manager of Genomics and Molecular Imaging at GE Medical Systems.

The technology is based on ART's proprietary time domain optical imaging technology. With the use of specialized laser sources and sensitive detectors, it non-invasively images tissue in-vivo and reveals the biological distribution and concentration of fluorescent-labeled markers, which are introduced into tissue as part of the testing process for new therapeutic and diagnostic drugs. In turn, the small animal molecular imager can help researchers and pharmaceutical companies quickly demonstrate the effectiveness of a potential drug or observe its side effects on organs not targeted by the drug.

About GE Medical Systems

GE Medical Systems is a $9 billion global leader in medical imaging, interventional procedures, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine, and a comprehensive portfolio of clinical and business services. For more than 100 years, health care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. For more information about GE Medical Systems, visit the web site at www.gemedical.com.

About ART

ART Advanced Research Technologies Inc., is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is SAMI(TM) (Small Animal Molecular Imager), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. SAMI is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device that detects, diagnoses and characterizes breast cancer lesions, and will be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

[LOGO] ART

News release
For immediate publication

                        ART'S ANNUAL SHAREHOLDERS MEETING

Montreal, Canada, October 21, 2003 -- ART Advanced Research Technologies Inc.
(ART) (TSX "ARA"), a leading developer of bio-optical imaging technologies, is pleased to announce that it held its annual shareholders' meeting in Montreal on October 20, 2003. At the meeting, the shareholders of the Company elected the members of the Board of Directors who will serve until the next annual shareholders' meeting.

The directors of the Company for the coming year are: Ms. Micheline Bouchard, President & CEO of ART; Mr. Jacques Courville, Former Vice President, Medical Research of Merck Frosst Canada Inc.; Mr. Raymond Cyr, Chairman of the Board, Polyvalor Inc.; Mr. Serge Huot, past President & CEO of ART and former executive officer of General Electric Company; Mr. Benoit La Salle, Founder and President & CEO of Semafo Inc. and Ms. Monique Lefebvre, a director of various companies.

The Board of Directors, which met immediately after the shareholders' meeting, has appointed the following persons to serve as officers of the Company: Mr. Benoit La Salle, Chairman of the Board; Ms. Micheline Bouchard, President & Chief Executive Officer; Mr. Jacques Bedard, Senior Vice President, Finance & Administration and Chief Financial Officer; Mr. Richard Boudreault, Vice President, Corporate Strategy and Chief Technology Officer; Mr. Pierre Couture, Vice President, Sales and Marketing (subject to regulatory approval); Mr. Sebastien Gignac, Vice President, Corporate Affairs, Secretary and General Counsel and Ms. Nadia Martel, Vice President, Strategic Alliances and Business Development.

About ART

ART Advanced Research Technologies Inc., is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is SAMI(TM) (Small Animal Molecular Imager), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. SAMI(TM) is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device that detects, diagnoses and characterizes breast cancer lesions, and will be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For more information

ART Advanced Research Technologies Inc.
Sebastien Gignac(sgigac@art.ca)
Vice President, Corporate Affairs, Secretary and General Counsel
(514) 832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Media - Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: 514-939-3989; www.renmarkfinancial.com